Filed Pursuant to Rule 433

Registration No. 333-272025-02

August 4, 2025

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated August 4, 2025)

Issuer:	CenterPoint Energy Houston Electric, LLC
Legal Format:	SEC Registered
Anticipated Ratings*:	A2 (negative) / A (negative) / A (negative) (Moody’s / S&P / Fitch)
Security:	4.95% General Mortgage Bonds, Series AQ, due 2035
Principal Amount:	$600,000,000
Maturity Date:	August 15, 2035
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2026
Coupon:	4.95%
Price to Public:	99.624% of the principal amount
Benchmark Treasury:	4.250% due May 15, 2035
Benchmark Treasury Yield:	4.198%
Spread to Benchmark Treasury:	+80 basis points
Re-offer Yield:	4.998%
Optional Redemption:	Prior to May 15, 2035, greater of: (1)(a) make-whole at treasury rate[1] plus 15 basis points (calculated to May 15, 2035), less (b) interest accrued to the date of redemption and (2) 100%, plus, in either case, accrued and unpaid interest. On or after May 15, 2035, 100% plus accrued and unpaid interest.
CUSIP:	15189X BH0
Trade Date:	August 4, 2025
Expected Settlement Date**:	August 7, 2025 (T+3)
Joint Book-Running Managers:	BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC PNC Capital Markets LLC Comerica Securities, Inc.
Co-Manager:	Siebert Williams Shank & Co., LLC

[1] The term “treasury rate” shall have the meaning ascribed to it in the issuer’s preliminary prospectus supplement dated August 4, 2025.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the mortgage bonds offered hereby will be made against payment therefor on or about August 7, 2025, which will be the third business day following the date of pricing of the mortgage bonds (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the mortgage bonds on any date prior to the first business day before delivery of the mortgage bonds will be required, by virtue of the fact that the mortgage bonds initially will settle in T+3, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at (800) 854-5674, BNY Mellon Capital Markets, LLC toll-free at (800) 269-6864 or PNC Capital Markets LLC toll-free at (855) 881-0697.